UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-13251

Sallie Mae DMO 401(k) Savings Plan

(formerly General Revenue Corporation 401(k) and Profit Sharing Plan)

(Full title of the Plan)

SLM Corporation

(Name of the issuer of the securities held pursuant to the Plan)

11600 Sallie Mae Drive

Reston, Virginia 20193

(address of principal executive office of the issuer)

Sallie Mae DMO 401(k) Savings Plan

December 31, 2005 and 2004

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

Sallie Mae DMO 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sallie Mae DMO 401(k) Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
McLean, VA
June 26, 2006

Sallie Mae DMO 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2005 and 2004

	2005	2004
Assets
Interest in Sallie Mae 401(k) Savings Plan Master Trust	$25,257,803	$12,926,350
Employer Contributions Receivable	95,470	11,206

Net assets available for benefits	$25,353,273	$12,937,556

The accompanying notes are an integral part of these financial statements.

Sallie Mae DMO 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

2005
Additions to net assets attributed to:
Interest in Sallie Mae 401(k) Savings Plan Master Trust investment income	$1,388,800

Contributions
Employer, net of forfeitures	1,793,038
Participant	3,419,852
Rollovers	438,665

5,651,555

Net transfers in (Note 1)	73,623

Total additions	7,113,978

Deduction from net assets attributed to:
Benefits paid to participants	2,261,132

Net increase prior to plan mergers	4,852,846

Plan mergers (Note 1)	7,562,871

Net increase	12,415,717

Net assets available for benefits
Beginning of year	12,937,556

End of year	$25,353,273

The accompanying notes are an integral part of these financial statements.

Sallie Mae DMO 401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Plan Description

General

The Sallie Mae DMO 401(k) Savings Plan (the “Plan”) was first adopted on July 1, 1984 for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan covers substantially all employees of SLM’s Debt Management Operations who have completed three months of service with the “Employer,” which includes General Revenue Corporation, Pioneer Credit Recovery, Inc., Student Assistance Corporation, GRP Financial Services (wholly owned subsidiaries of SLM Corporation), Arrow Financial Services, LLC, and Portfolio Management division employees. Employees of Arrow Financial Services, Inc. became participants in the Plan as of January 1, 2005, and employees of GRP Financial Services became participants in the Plan as of October 1, 2005.

Contributions and Vesting

Participants are eligible to contribute from 1 to 75 percent of their compensation effective July 1, 2005, in increments of whole percentages, to the Plan under salary reduction agreements up to the Internal Revenue Service maximum of $14,000 in 2005. Prior to July 1, 2005, the maximum was 25 percent. The Plan allows Participants who have attained age 50 to make additional contributions up to the IRS maximum of $4,000 for 2005. Participants may also contribute amounts rolled over from qualified employer plans in which they had previously participated.

After one year of service, the Employer makes matching contributions equal to 100% of Participant’s contributions on the first 3% and 50% on the next 2% of the Participant’s eligible compensation. These contributions vest immediately. During 2005, Employer contributions were reduced by $53,928 from forfeited nonvested accounts. Unused forfeitures at December 31, 2005 and 2004 totaled $25,419 and $10,344, respectively, which will be used to offset future Employer contributions.

Additionally, the Employer may make a discretionary contribution, which would be allocated based on the Participant’s compensation, as defined. No such contributions were made during 2005.

Participants vest fully upon death, total disability, attainment of age 65 or upon termination of the Plan by the Employer. Employer matching contributions made and earnings thereon during the following time periods vest in accordance with the following schedules:

Sallie Mae DMO 401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

	Vesting Percentage Effective Prior to January 1, 2004	Vesting Percentage Effective January 1 - June 30, 2004
Less than 1 year of service	0%	0%
1 year but less than 2 years of service	0%	0%
2 years but less than 3 years of service	20%	50%
3 years but less than 4 years of service	40%	100%
4 years but less than 5 years of service	60%
5 years but less than 6 years of service	80%
6 or more years of service	100%

Employer matching contributions made after July 1, 2004, are 100% vested after one year of service.

Effective January 1, 2005, the Plan was amended to be a “Safe Harbor 401(k) Plan” under Internal Revenue Code Sections 401(k)(12) and 401(m)(11). With this amendment, “Safe Harbor” Employer Matching Contributions are 100% vested when made.

Other Contributions

The Plan also allows for a profit sharing contribution, whereby the Employer will determine the amount of net profits, if any, to contribute to the Plan. There were no profit sharing contributions made during 2005.

Participant loans

Participants may borrow from their fund accounts starting at a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Participants may have two general loans outstanding at any time; however, prior to April 1, 2005, Participants could only have one general loan outstanding at any time. The term of a general loan shall be a maximum of five years. A loan that is used for the Participant’s principal residence must be repaid over twenty years; however, prior to April 1, 2005, the term could be a maximum of thirty years. The loans are secured by the balance in the Participant’s account and bear interest at the prime rate at the time of loan origination. Principal and interest is paid through bi-weekly payroll deduction. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time.

Investment elections

Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate, Fidelity Investments Institutional Operations Company, Inc. (FIIOC) serves as recordkeeper. Contributions are invested, based on Participants’ instructions, in any of the various investment options selected by the Retirement Committee. Through the Sallie Mae 401(k) Savings Plan Master Trust, the Plan offers various mutual funds, an employer stock fund, a money market fund and a self-directed brokerage option. Under the self-directed brokerage option, Participants may direct investments in any security or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan. In order to participate in the self-directed brokerage option, Participants must have a minimum Plan balance of $10,000 and at least $500 must remain in the other available funds.

Sallie Mae DMO 401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Participant accounts

Each Participant’s account is credited with the Participant’s and Employer’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the Participant’s designated investments of their account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Payment of benefits

Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59 1/2, and certain other times as specified in the Plan Document. Distributions shall be made in a lump sum or installments, reduced by the outstanding balance of any loans not repaid by the Participant.

Administrative expenses

Participants pay fees for loans and withdrawals, and terminated Participants pay annual maintenance fees. Additionally, Participants may pay for commissions associated with common stock purchases and sales and short term transaction fees in certain funds when Participants trade in and out of the fund within 90 days. The Participant costs are charged directly to the Participant’s account and are reflected in the statement of changes in net assets available for benefits as a component of investment income/(loss). The Employer bears the remaining cost of Plan administration.

Plan administration

Members of the Retirement Committee and Trustees of the Plan were appointed by the Board of Directors of the Corporation. The Plan paid no compensation for their services.

Plan mergers and transfers

Plan assets of the Pioneer Credit Recovery, Inc. 401(k) Plan in the amount of $4,217,302 were merged with and into the Sallie Mae DMO 401(k) Savings Plan on June 30, 2005. Plan assets of the Arrow Financial Services LLC Retirement Savings Plan in the amount of $3,345,569 were merged with and into the Sallie Mae DMO 401(k) Savings Plan on September 1, 2005. From time to time, employee transfers between companies may occur, which in turn may affect the plan in which they participate. Net transfers of $73,623, from the Sallie Mae 401(k) Savings Plan relate to such employee transfers.

2.	Summary of Significant Accounting Policies

Basis of accounting

The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition

Investments held by the Sallie Mae 401(k) Savings Plan Master Trust (the “Master Trust”) consist of various mutual funds, a unitized employer stock fund, a money market fund and a self-directed brokerage option. Money market funds are carried at cost, which approximates fair value. Common stock, securities and brokerage account investments traded on national

Sallie Mae DMO 401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of mutual funds is determined based on the net asset value for shares held by the Master Trust at year-end. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Loans to Participants are valued at cost, which approximates fair value.

The Master Trust information in Note 4 presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Contributions

Contributions made by employees electing to participate in the Plan under salary reduction agreements and Employer contributions are recorded when payable into the Plan.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Risks and uncertainties

The Plan, through the Master Trust, provides for various investment options. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments

Benefits are recorded when paid.

3.	Investments

The individual investments representing 5 percent or more of the fair value of net assets available for benefits is the interest in the Master Trust which was $25,257,803 and $12,926,350 at December 31, 2005 and 2004, respectively.

4.	Interest in Master Trust

At December 31, 2005 and 2004, the Plan’s investment assets were held in a trust account with Fidelity and consist of a specific interest in the Master Trust. The Master Trust also includes the defined contribution retirement plan investment assets of the Sallie Mae 401(k) Savings Plan and, until the merger with and into the Sallie Mae DMO 401(k) Savings Plan on June 30, 2005, the Pioneer Credit Recovery, Inc. 401(k) Plan.

Sallie Mae DMO 401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

The Master Trust was composed of the following investments, at fair value at December 31, 2005 and 2004:

	2005	2004
Mutual Funds	$244,395,157	$226,188,976
Sallie Mae Stock Fund	68,417,290	65,451,833
Money Market Funds	56,643,280	29,803,674
Common Stock/Preferred Stock	3,121,669	3,534,654
Corporate Bonds/Government Bonds	737,524	942,951
Participant Loans	9,019,756	7,973,284

Total Master Trust Assets	$382,334,676	$333,895,372

The net investment income of the Master Trust for the year ended December 31, 2005 is summarized as follows:

Dividends	$11,120,484
Interest	399,181
Net appreciation (depreciation) in fair value of investments related to:
Mutual Funds	10,959,590
Sallie Mae Stock Fund	2,162,509
Common Stock/Preferred Stock	(184,419)
Corporate Bonds/Government Bonds	(23,406)

$24,433,939

The Plan’s specific interest in the net assets of the Master Trust was approximately 7% and 4% at December 31, 2005 and 2004, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the specific transactions occurring in the individual plans.

5.	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100 percent vested in their employer contributions.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by the Plan through the Master Trust for administrative services were $9,011 for the year ended December 31, 2005.

Sallie Mae DMO 401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Additionally, within the Master Trust, the Plan has investments in the Sallie Mae Stock Fund which are comprised principally of SLM Corporation stock. At December 31, 2005 and 2004, the Plan held 48,218 and 34,756 units in the Master Trust, respectively, valued at $1,950,508 and $1,360,688, respectively. During 2005, 51,931 units in the amount of $1,965,467 were purchased and 38,469 units in the amount of $1,449,245 were sold related to the Sallie Mae Stock Fund. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor.

7.	Income Tax Status

The Company adopted the McDermott Will & Emery Prototype Non-standardized Safe Harbor Profit Sharing Plan with CODA (“Prototype Plan”), which obtained a favorable determination letter from the Internal Revenue Service on September 24, 2001. The Sponsor has not applied for a stand-alone plan determination letter. Although the Plan has been amended since adopting the Prototype Plan, the Plan administrator believes that the Plan and related trust are operating in accordance with the Internal Revenue Code (“IRC”) and are qualified under Section 401(a) of the IRC and the Plan is therefore not subject to tax under present income tax law.

SUPPLEMENTAL SCHEDULE

SALLIE MAE

DMO 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Identity of issuer, borrower of similar entity	Description of Investment	Cost**	Current value
Participant Loans:
Plan Participants *	Loans held in the Master Trust allowable under the plan instrument, collateralized by Participant account balances, due in varying installments through 2023, with interest rates ranging from 4% to 11.5%		$1,136,260

*	Denotes a party-in-interest
**	Not applicable

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sallie Mae DMO 401(k) Savings Plan

(Full title of the Plan)

Date: June 26, 2006	By:	/s/ C.E. Andrews
C.E. Andrews
Executive Vice President, Accounting and Risk Management